UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: December 3, 2018

Commission File Number: 001-37946

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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

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354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: December 3, 2018	By: (signed) "David Bronicheski"
Name: David Bronicheski
Title: Chief Financial Officer